Exhibit 11

PG&E CORPORATION
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except per share amounts)	2009	2008	2009	2008
Income Available for Common Shareholders	$388	$293	$629	$517
Less: distributed earnings to common shareholders	155	139	309	278
Undistributed earnings	$233	$154	$320	$239
Common shareholders earnings
Basic
Distributed earnings to common shareholders	$155	$139	$309	$278
Undistributed earnings allocated to common shareholders	223	146	306	227
Total common shareholders earnings, basic	$378	$285	$615	$505
Diluted
Distributed earnings to common shareholders	$155	$139	$309	$278
Undistributed earnings allocated to common shareholders	223	146	306	227
Total common shareholders earnings, diluted	$378	$285	$615	$505
Weighted average common shares outstanding, basic	368	356	366	355
9.50% Convertible Subordinated Notes	17	19	17	19
Weighted average common shares outstanding and participating securities, basic	385	375	383	374
Weighted average common shares outstanding, basic	368	356	366	355
Employee share-based compensation	1	1	1	1
Weighted average common shares outstanding, diluted	369	357	367	356
9.50% Convertible Subordinated Notes	17	19	17	19
Weighted average common shares outstanding and participating securities, diluted	386	376	384	375
Net earnings per common share, basic
Distributed earnings, basic (1)	$0.42	$0.39	$0.84	$0.78
Undistributed earnings, basic	0.61	0.41	0.84	0.64
Total	$1.03	$0.80	$1.68	$1.42
Net earnings per common share, diluted
Distributed earnings, diluted	$0.42	$0.39	$0.84	$0.78
Undistributed earnings, diluted	0.60	0.41	0.83	0.64
Total	$1.02	$0.80	$1.67	$1.42

(1) Distributed earnings, basic may differ from actual per share amounts paid as dividends, as the EPS computation under GAAP requires the use of the weighted average, rather than the actual, number of shares outstanding.